Dreyfus
A Mellon Financial Company℠

TO: JEFFREY LONG, STAFF ACCOUNTANT, SECURITIES AND EXCHANGE COMMISSION

FROM: JAMES WINDELS – TREASURER OF THE DREYFUS-MANAGED FUNDS

SUBJECT: SEC REVIEW OF FINANCIAL STATEMENTS ON FORM N-CSR

DATE: OCTOBER 25, 2007

The staff of the Securities and Exchange Commission completed a review of recent Dreyfus-managed fund (each, also a "fund" or, in the aggregate, the "funds") financial statements. The following are comments that the staff made and The Dreyfus Corporation ("Dreyfus") responses to those comments.

Comment 1 – The financial statements for each of Dreyfus Appreciation Fund (fiscal year ended 12/31/2006) and Dreyfus Investment Grade Funds, Inc. (fiscal year ended 1/31/2007) were not attached when the N-CSR for such fiscal year was filed with the SEC.

Dreyfus filed an amended N-CSR for such fiscal year ended with respect to each of these reports on September 11, 2007. In each instances, the amended N-CSR included the financial statements that were inadvertently not included in the original EDGAR filings.

Comment 2 – The ratio of total expenses to average net assets is exclusive of interest expense with respect to Dreyfus High Yield Strategies Fund.

Going forward in subsequent reports, Dreyfus will include interest expense in this ratio. Any ratios from prior periods will also be adjusted.

Comment 3 – The Dreyfus Laurel Funds/Trust, The Dreyfus/Laurel Funds, Inc. and The Dreyfus/Laurel Tax-Free Municipal Funds are not showing director fees as a separate expense on the statement of operations and are also not showing a reduction of management fees for these fees. Dreyfus is just disclosing a net management fee, which amounts to the same total above.

Going forward in subsequent reports, Dreyfus will show director fees as a separate expense item on the statement of operations and a reduction of management fee for the same amount.

Comment 4 – Dreyfus does not annualize the ratio of expenses to average net assets and the ratio of net investment income to average net assets on semi-annual reports for equity funds.

Although this is not required, Dreyfus will annualize these ratios going forward.

Per your request during our telephone conversation, we note the following:

- each fund is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

- each fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

THE DREYFUS CORPORATION 200 PARK AVENUE NEW YORK, NY 10166 TEL: 212.922.6000

The information provided herein is not to be construed in any manner as a waiver of any privilege which otherwise would be available to Dreyfus, the funds or any other person or entity or any rights to privacy or confidentiality that clients of Dreyfus or the funds may possess.